Consolidated Statements of Income – unaudited

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2021	2020	2021	2020
Revenues (Note 4)	$3,598	$3,209	$7,133	$6,754
Operating expenses
Labor and fringe benefits	692	563	1,477	1,306
Purchased services and material	527	518	1,076	1,096
Fuel	380	227	744	587
Depreciation and amortization	406	404	810	796
Equipment rents	83	107	172	212
Casualty and other	128	119	282	271
Loss (recovery) on assets held for sale (Note 5)	—	486	(137)	486
Total operating expenses	2,216	2,424	4,424	4,754
Operating income	1,382	785	2,709	2,000
Interest expense	(158)	(144)	(288)	(283)
Other components of net periodic benefit income (Note 6)	96	80	192	158
Other income (loss)	51	(4)	49	7
Income before income taxes	1,371	717	2,662	1,882
Income tax expense (Note 7)	(337)	(172)	(654)	(326)
Net income	$1,034	$545	$2,008	$1,556
Earnings per share (Note 8)
Basic	$1.46	$0.77	$2.83	$2.19
Diluted	$1.46	$0.77	$2.82	$2.18
Weighted-average number of shares (Note 8)
Basic	709.0	710.7	710.0	711.5
Diluted	710.6	712.2	711.7	713.1
Dividends declared per share	$0.615	$0.575	$1.230	$1.150
See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Comprehensive Income – unaudited

	Three months ended June 30		Six months ended June 30
In millions	2021	2020	2021	2020
Net income	$1,034	$545	$2,008	$1,556
Other comprehensive income (loss) (Note 13)
Net gain (loss) on foreign currency translation	(81)	(204)	(138)	248
Net change in pension and other postretirement benefit plans (Note 6)	73	59	145	121
Other comprehensive income (loss) before income taxes	(8)	(145)	7	369
Income tax recovery (expense)	(31)	(55)	(64)	13
Other comprehensive income (loss)	(39)	(200)	(57)	382
Comprehensive income	$995	$345	$1,951	$1,938
See accompanying notes to unaudited consolidated financial statements.
10 CN | 2021 Quarterly Review – Second Quarter

Consolidated Balance Sheets – unaudited

	June 30	December 31
In millions	2021	2020
Assets
Current assets
Cash and cash equivalents	$569	$569
Restricted cash and cash equivalents (Note 9)	525	531
Accounts receivable	1,219	1,054
Material and supplies	638	583
Other current assets (Note 10)	535	365
Total current assets	3,486	3,102

Properties	39,918	40,069
Operating lease right-of-use assets (Note 11)	395	435
Pension asset	1,077	777
Intangible assets, goodwill and other	459	421
Advance to KCS and other transaction costs (Note 3)	921	—
Total assets	$46,256	$44,804
Liabilities and shareholders' equity
Current liabilities
Accounts payable and other	$2,171	$2,364
Current portion of long-term debt	1,579	910
Total current liabilities	3,750	3,274

Deferred income taxes	8,484	8,271
Other liabilities and deferred credits	508	534
Pension and other postretirement benefits	752	767
Long-term debt	12,140	11,996
Operating lease liabilities (Note 11)	284	311
Shareholders' equity
Common shares	3,709	3,698
Common shares in Share Trusts (Note 9)	(97)	(115)
Additional paid-in capital	379	379
Accumulated other comprehensive loss (Note 13)	(3,529)	(3,472)
Retained earnings	19,876	19,161
Total shareholders' equity	20,338	19,651
Total liabilities and shareholders' equity	$46,256	$44,804
See accompanying notes to unaudited consolidated financial statements.

CN | 2021 Quarterly Review – Second Quarter 11

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at March 31, 2021	708.7	1.0	$3,710	$(96)	$368	$(3,490)	$19,399	$19,891
Net income							1,034	1,034
Stock options exercised	0.1		3		(1)			2
Settlement of equity settled awards	—	—		6	(5)		(1)	—
Stock-based compensation expense and other					17		(1)	16
Repurchase of common shares (Note 9)	(0.8)		(4)				(119)	(123)
Share purchases by Share Trusts	(0.1)	0.1		(7)				(7)
Other comprehensive loss (Note 13)						(39)		(39)
Dividends							(436)	(436)
Balance at June 30, 2021	707.9	1.1	$3,709	$(97)	$379	$(3,529)	$19,876	$20,338

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2020	710.3	1.3	$3,698	$(115)	$379	$(3,472)	$19,161	$19,651
Net income							2,008	2,008
Stock options exercised	0.3		26		(4)			22
Settlement of equity settled awards	0.3	(0.3)		32	(38)		(21)	(27)
Stock-based compensation expense and other					42		(1)	41
Repurchase of common shares (Note 9)	(2.9)		(15)				(399)	(414)
Share purchases by Share Trusts	(0.1)	0.1		(14)				(14)
Other comprehensive loss (Note 13)						(57)		(57)
Dividends							(872)	(872)
Balance at June 30, 2021	707.9	1.1	$3,709	$(97)	$379	$(3,529)	$19,876	$20,338
See accompanying notes to unaudited consolidated financial statements.

12 CN | 2021 Quarterly Review – Second Quarter

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at March 31, 2020	709.8	1.3	$3,658	$(126)	$363	$(2,901)	$17,840	$18,834
Net income							545	545
Stock options exercised	0.1		9		(2)			7
Settlement of equity settled awards	—	—		7	(10)		1	(2)
Stock-based compensation expense and other					6		(2)	4
Share purchases by Share Trusts	(0.1)	0.1		(5)				(5)
Other comprehensive loss (Note 13)						(200)		(200)
Dividends							(408)	(408)
Balance at June 30, 2020	709.8	1.4	$3,667	$(124)	$357	$(3,101)	$17,976	$18,775

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2019	712.3	1.8	$3,650	$(163)	$403	$(3,483)	$17,634	$18,041
Net income							1,556	1,556
Stock options exercised	0.4		34		(5)			29
Settlement of equity settled awards	0.5	(0.5)		50	(64)		(33)	(47)
Stock-based compensation expense and other					23		(2)	21
Repurchase of common shares (Note 9)	(3.3)		(17)				(362)	(379)
Share purchases by Share Trusts	(0.1)	0.1		(11)				(11)
Other comprehensive income (Note 13)						382		382
Dividends							(817)	(817)
Balance at June 30, 2020	709.8	1.4	$3,667	$(124)	$357	$(3,101)	$17,976	$18,775
See accompanying notes to unaudited consolidated financial statements.

CN | 2021 Quarterly Review – Second Quarter 13

Consolidated Statements of Cash Flows – unaudited

	Three months ended June 30		Six months ended June 30
In millions	2021	2020	2021	2020
Operating activities
Net income	$1,034	$545	$2,008	$1,556
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	406	404	810	796
Pension income and funding	(50)	(46)	(159)	(138)
Amortization of bridge financing fees (Note 3)	32	—	32	—
Deferred income taxes	98	(15)	249	279
Loss (recovery) on assets held for sale (Note 5)	—	486	(137)	486
Changes in operating assets and liabilities:
Accounts receivable	(49)	187	(178)	186
Material and supplies	(5)	24	(54)	(28)
Accounts payable and other	(10)	114	(222)	(292)
Other current assets	18	(1)	19	6
Other operating activities, net	1	59	59	86
Net cash provided by operating activities	1,475	1,757	2,427	2,937
Investing activities
Property additions	(729)	(714)	(1,141)	(1,317)
Pending acquisition (Note 3)	(908)	—	(908)	—
Other investing activities, net	(5)	(35)	(6)	(39)
Net cash used in investing activities	(1,642)	(749)	(2,055)	(1,356)
Financing activities
Issuance of debt (Note 9)	14	810	403	1,757
Repayment of debt	(16)	(574)	(274)	(1,180)
Change in commercial paper, net (Note 9)	903	(983)	916	(679)
Bridge financing fees (Note 3)	(93)	—	(93)	—
Settlement of foreign exchange forward contracts on debt	(15)	40	(24)	61
Issuance of common shares for stock options exercised	2	7	22	29
Withholding taxes remitted on the net settlement of equity settled awards (Note 12)	—	(1)	(27)	(44)
Repurchase of common shares (Note 9)	(137)	—	(414)	(379)
Purchase of common shares for settlement of equity settled awards	—	(1)	—	(3)
Purchase of common shares by Share Trusts	(7)	(5)	(14)	(11)
Dividends paid	(436)	(408)	(872)	(817)
Net cash used in financing activities	215	(1,115)	(377)	(1,266)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash and restricted cash equivalents	(1)	(2)	(1)	1
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	47	(109)	(6)	316
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	1,047	1,013	1,100	588
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$1,094	$904	$1,094	$904
Cash and cash equivalents, end of period	$569	$375	$569	$375
Restricted cash and cash equivalents, end of period	525	529	525	529
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$1,094	$904	$1,094	$904
Supplemental cash flow information
Interest paid	$(85)	$(92)	$(259)	$(275)
Income taxes refunded (paid)	$(193)	$2	$(381)	$11
See accompanying notes to unaudited consolidated financial statements.
14 CN | 2021 Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements
1 – Basis of presentation

In these notes, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries.
The accompanying unaudited Interim Consolidated Financial Statements, expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.
These unaudited Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2020 Annual Consolidated Financial Statements and should be read in conjunction with such statements and Notes thereto.

2 – Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) came into effect in 2020, was amended in 2021 and has not been adopted by the Company:

ASU 2020-04 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments
London Interbank Offered Rate (LIBOR) is a benchmark interest rate referenced in a variety of agreements that are used by all types of entities. At the end of 2021, banks will no longer be required to report information that is used to determine LIBOR. As a result, LIBOR could be discontinued. Other interest rates used globally could also be discontinued for similar reasons.
The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity.
The ASU was effective starting on March 12, 2020, and is available to be adopted on a prospective basis no later than December 31, 2022, when the reference rate replacement activity is expected to be completed. The Company currently has outstanding loans referencing LIBOR totaling approximately US$590 million that would be affected by the provisions of this ASU. The Company also has a revolving credit facility, bridge loan facility and a term loan credit facility that reference LIBOR (See Note 9 - Financing activities). The Company had no outstanding borrowing under these credit facilities as at June 30, 2021. The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, and whether it will elect to apply any of the optional expedients and exceptions provided in the ASU.

Other recently issued ASUs required to be applied on or after June 30, 2021 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

3 – Pending KCS acquisition

On May 21, 2021, the Company and Kansas City Southern (“KCS”) entered into a definitive merger agreement (the “Merger Agreement”) that provides for the acquisition of KCS by CN (the "Acquisition").
The Acquisition is subject to the satisfaction of closing conditions, approval by KCS stockholders and regulatory approvals, including two separate approvals from the Surface Transportation Board (“STB”) as well as approvals from the Federal Economic Competition Commission ("COFECE") and the Federal Telecommunications Institute ("IFT") in Mexico. If the STB provides approval of CN's use of a voting trust and certain other approvals are obtained and conditions met, CN is expected to close the first phase of the Acquisition. At that time, the KCS stockholders will receive the merger consideration and Brooklyn US Holdings, Inc. ("Holdco"), a wholly owned subsidiary of the Company, will deposit the shares of KCS into the voting trust. The second phase is when CN obtains control of KCS. CN would not acquire control of KCS until the second and final STB approval and the receipt of certain other regulatory approvals.
Once the KCS shares are deposited into the voting trust, CN expects to account for this investment using the equity method of accounting. If ultimate STB approval is obtained, the voting trust will be terminated and CN will acquire control of KCS and the investment will be accounted for as a business combination.

CN | 2021 Quarterly Review – Second Quarter 15

Notes to Unaudited Consolidated Financial Statements
Under the terms of the merger agreement, which were unanimously approved by the Board of Directors of each company, holders of KCS common stock will receive US$200 in cash and 1.129 CN common shares for each share of KCS common stock, and holders of KCS preferred stock will receive US$37.50 in cash for each share of KCS preferred stock. The consideration contemplated by the merger agreement, reflective of CN’s May 13, 2021 offer, implied a total transaction value of US$33.6 billion, including the assumption of approximately US$3.8 billion of KCS debt. The actual value of the transaction will fluctuate based upon changes in the price of the Company's common shares and the number of shares of KCS common stock, preferred stock and equity awards units outstanding on the closing date. In addition, pursuant to the Merger Agreement, Holdco advanced US$700 million ($845 million) to KCS in connection with KCS’s payment of the termination fee ("break fee") to Canadian Pacific Railway Limited ("CP") under the merger agreement with CP that was terminated on May 21, 2021. This advance has been recorded in Advance to KCS and other transaction costs within the Consolidated Balance Sheets.
In the second quarter of 2021, the Company incurred $76 million of transaction costs related to the Acquisition which were recorded in Advance to KCS and other transaction costs within the Consolidated Balance Sheets in accordance with the expected application of equity method accounting. The Company also incurred $93 million of bridge financing fees (See Note 9 - Financing activities) which are being amortized over the expected term of the bridge financing of which $32 million was recorded in Interest expense within the Consolidated Statements of Income. Certain additional transaction costs will become payable only upon closing of the Acquisition into the voting trust.
The Merger Agreement includes termination fees for both the Company and KCS. Under the Merger Agreement, KCS will be required to make a payment to CN equal to US$700 million if the Merger Agreement is terminated in certain circumstances, including if the KCS board of directors has changed its recommendation in favor of the transaction or KCS has terminated the Merger Agreement in order to enter into an agreement providing for a superior proposal. In addition, if the Merger Agreement is terminated in certain circumstances, KCS will be required to refund US$700 million to Holdco in connection with the amount that was paid to KCS by Holdco in the context of the termination of KCS's prior agreement with CP. The Company will be required to pay a termination fee to KCS equal to US$1 billion if the Merger Agreement is terminated in the following circumstances: (i) if the Acquisition has not been consummated by February 21, 2022 because approval of the voting trust transaction by the STB has not been received by such date or because there is an injunction or similar order prohibiting the Acquisition or the voting trust transaction arising under railroad industry laws or under Section 721 of the United States Defense Production Act of 1950 ("Section 721") or (ii) a final and non-appealable order is made permanently enjoining or prohibiting the merger under Section 721 or railroad industry laws.

4 – Revenues

The following table provides disaggregated information for revenues for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30		Six months ended June 30
In millions	2021	2020	2021	2020
Freight revenues
Petroleum and chemicals	$685	$585	$1,346	$1,376
Metals and minerals	377	308	745	713
Forest products	451	413	880	846
Coal	158	140	284	283
Grain and fertilizers	609	649	1,322	1,259
Intermodal	1,037	874	2,005	1,723
Automotive	135	69	293	262
Total freight revenues	3,452	3,038	6,875	6,462
Other revenues	146	171	258	292
Total revenues (1)	$3,598	$3,209	$7,133	$6,754
Revenues by geographic area
Canada	$2,510	$2,280	$4,995	$4,718
United States (U.S.)	1,088	929	2,138	2,036
Total revenues (1)	$3,598	$3,209	$7,133	$6,754
(1)As at June 30, 2021, the Company had remaining performance obligations related to freight in-transit, for which revenues of $82 million ($85 million as at June 30, 2020) are expected to be recognized in the next period.

16 CN | 2021 Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements
Contract liabilities
Contract liabilities represent consideration received from customers for which the related performance obligation has not been satisfied. Contract liabilities are recognized into revenues when or as the related performance obligation is satisfied. The Company includes contract liabilities within Accounts payable and other and Other liabilities and deferred credits on the Consolidated Balance Sheets.
The following table provides a reconciliation of the beginning and ending balances of contract liabilities for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30		Six months ended June 30
In millions	2021	2020	2021	2020
Beginning balance	$172	$206	$200	$211
Revenue recognized included in the beginning balance	(72)	(10)	(100)	(16)
Increase due to consideration received, net of revenue recognized	88	6	88	7
Ending balance	$188	$202	$188	$202
Current portion - End of period	$146	$63	$146	$63

5 – Assets held for sale

In the second quarter of 2020, the Company committed to a plan and began to actively market for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario ("non-core lines") representing approximately 850 miles and had met the criteria for classification of the related assets as assets held for sale. Accordingly, a $486 million loss ($363 million after-tax) was recorded to adjust the carrying amount of these track and roadway assets to their then estimated net selling price. The carrying amount of assets held for sale was included in Other current assets in the Consolidated Balance Sheets. See Note 10 - Other current assets.
On March 30, 2021, CN entered into an agreement with a short line operator, for the sale of the non-core lines plus an additional 50 miles of track and roadway assets not originally included within assets held for sale, subject to various conditions including regulatory authorization by the STB. The carrying amount of assets held for sale was adjusted in the first quarter of 2021 to $260 million ($90 million as at December 31, 2020), to reflect the contractual selling price net of estimated transaction costs and the additional track and roadway assets included as part of the agreement. The increase of $170 million included a $137 million recovery of the loss ($102 million after-tax) on the non-core lines and $33 million for the additional track and roadway assets.
As at June 30, 2021, the criteria for the classification of assets held for sale continued to be met, and there was no change to the carrying amount of assets held for sale.

CN | 2021 Quarterly Review – Second Quarter 17

Notes to Unaudited Consolidated Financial Statements
6 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Additional information relating to the retirement benefit plans is provided in Note 17 – Pensions and other postretirement benefits to the Company's 2020 Annual Consolidated Financial Statements.
The following table provides the components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit plans for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30				Six months ended June 30
	Pensions		Other postretirement benefits		Pensions		Other postretirement benefits
In millions	2021	2020	2021	2020	2021	2020	2021	2020
Current service cost	$51	$40	$—	$—	$105	$88	$1	$1
Other components of net periodic benefit cost (income)
Interest cost	93	133	1	2	186	266	2	3
Expected return on plan assets	(263)	(274)	—	—	(525)	(548)	—	—
Amortization of prior service cost	—	—	—	—	—	1	—	—
Amortization of net actuarial loss (gain)	74	60	(1)	(1)	147	122	(2)	(2)
Total Other components of net periodic benefit cost (income)	(96)	(81)	—	1	(192)	(159)	—	1
Net periodic benefit cost (income) (1)	$(45)	$(41)	$—	$1	$(87)	$(71)	$1	$2
(1)In the second quarters of 2021 and 2020, the Company revised its estimate of full year net periodic benefit cost (income) for pensions to reflect updated plan demographic information.

Pension contributions
Pension contributions for the six months ended June 30, 2021 and 2020 of $84 million and $79 million, respectively, primarily represent contributions to the Company's main pension plan, the CN Pension Plan, for the current service cost as determined under the Company's applicable actuarial valuations for funding purposes. In 2021, the Company now expects to make total cash contributions of approximately $140 million for all of the Company's pension plans.

7 – Income taxes

Income tax expense was $337 million and $654 million for the three and six months ended June 30, 2021, respectively, compared to $172 million and 326 million, respectively, for the same periods in 2020. Income tax expense for the six months ended June 30, 2020 included a current income tax recovery of $141 million in the first quarter resulting from the enactment of the Coronavirus Aid, Relief, and Economic Security (CARES) Act.
On March 27, 2020, the U.S. government enacted the CARES Act, a tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic. The CARES Act corporate income tax measures allow for U.S. federal net operating losses (NOLs) arising in tax years 2018, 2019, and 2020 to be fully carried back to each of the five tax years preceding the tax year of the NOL. As a result of the CARES Act, the Company reclassified its 2019 deferred income tax asset of $213 million on the NOL that arose in 2019, to a current income tax receivable and recorded a current income tax recovery of $141 million in 2020 to reflect an amount recoverable at the higher U.S. federal corporate income tax rate of 35% applicable to pre-2018 tax years.

18 CN | 2021 Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements
8 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2021	2020	2021	2020
Net income	$1,034	$545	$2,008	$1,556
Weighted-average basic shares outstanding	709.0	710.7	710.0	711.5
Dilutive effect of stock-based compensation	1.6	1.5	1.7	1.6
Weighted-average diluted shares outstanding	710.6	712.2	711.7	713.1
Basic earnings per share	$1.46	$0.77	$2.83	$2.19
Diluted earnings per share	$1.46	$0.77	$2.82	$2.18
Units excluded from the calculation as their inclusion would not have a dilutive effect
Stock options	0.7	1.2	0.7	1.2
Performance share units	0.1	0.4	0.1	0.3

9 – Financing activities

Shelf prospectus and registration statement
Under its current shelf prospectus with Canadian securities regulators and registration statement with the United States Securities and Exchange Commission (SEC), the Company may issue up to $6.0 billion of debt securities in the Canadian and U.S. capital markets over the 25 months from the filing date, February 11, 2020.
As at June 30, 2021, the remaining capacity of this shelf prospectus and registration statement was $5.2 billion. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

Notes and debentures
For the six months ended June 30, 2021, the Company repaid the following:
•On January 18, 2021, early redemption of $250 million 2.75% Notes due 2021.

For the six months ended June 30, 2020, the Company issued and repaid the following:
•On May 1, 2020, issuance of US$600 million ($837 million) 2.45% Notes due 2050 in the U.S. capital markets, which resulted in net proceeds of $810 million; and
•On February 3, 2020, repayment of US$300 million ($397 million) 2.40% Notes due 2020 upon maturity.

Revolving credit facility
The Company has an unsecured revolving credit facility with a consortium of lenders which is available for general corporate purposes including backstopping the Company's commercial paper programs. On June 22, 2021, the Company upsized its existing revolving credit agreement from $2.0 billion to $2.5 billion and amended certain provisions. On March 31, 2021, the Company's revolving credit facility agreement was amended, to extend the term of the credit facility by approximately two years and to adopt a sustainability linked loan structure whereby its applicable margins are adjusted upon achievement of certain sustainability targets, starting in 2022. The amended credit facility of $2.5 billion consists of a $1.25 billion tranche maturing on March 31, 2024 and a $1.25 billion tranche maturing on March 31, 2026. Subject to the consent of the individual lenders, the Company has the option to increase the facility by an additional $500 million during its term and to request an extension once a year to maintain the tenors of three year and five year of the respective tranches. The credit facility provides for borrowings at various benchmark interest rates, such as LIBOR, plus applicable margins, based on CN's credit ratings and sustainability targets.
As at June 30, 2021 and December 31, 2020, the Company had no outstanding borrowings under this revolving credit facility and there were no draws during the six months ended June 30, 2021.

CN | 2021 Quarterly Review – Second Quarter 19

Notes to Unaudited Consolidated Financial Statements
Credit facilities
On May 21, 2021, in connection with the pending acquisition of KCS, the Company obtained commitments for a US$19.3 billion 364-day senior unsecured bridge loan facility. On June 22, 2021, CN entered into a term loan credit agreement which provides for a US$5 billion delayed draw term loan consisting of a US$2 billion tranche maturing three years after funding and a US$3 billion tranche maturing five years after funding. In connection with CN's entry into the term loan credit agreement, the commitments under the bridge loan facility were reduced by an amount equal to the US$5 billion of commitments under the term loan credit agreement. The remaining US$14.3 billion of commitments under the bridge loan facility was syndicated to a number of financial institutions and is subject to customary limited funding conditions. Borrowings under both facilities will bear interest, at various benchmark interest rates, such as LIBOR, plus applicable margins based on CN's credit ratings.
As at June 30, 2021, the Company had no outstanding borrowings under these credit facilities and there were no draws during the three months ended June 30, 2021.

The revolving credit facility agreement and both credit facility agreements have one financial covenant, which limits debt as a percentage of total capitalization. The Company is in compliance as of June 30, 2021.

Equipment loans
The Company had a non-revolving term loan credit facility for financing or refinancing the purchase of equipment, where US$300 million was available to be drawn upon through March 31, 2020 and US$310 million through March 31, 2021. The equipment loans made under the non-revolving credit facility have a tenor of 20 years, bear interest at a variable rate, are repayable in equal quarterly installments, are prepayable at any time without penalty, and are secured by rolling stock.
On March 31, 2021, the Company issued a US$310 million ($389 million) equipment loan under this facility and repaid US$12 million ($14 million) in the first half of 2021.
As at June 30, 2021, the Company had outstanding borrowings of US$587 million ($728 million), at a weighted-average interest rate of 0.78% and had no amount available under this non-revolving term loan facility. As at December 31, 2020, the Company had outstanding borrowings of US$289 million ($368 million), at an interest rate of 0.87% and had US$310 million available under this non-revolving term loan facility.

Commercial paper
The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. The maximum aggregate principal amount of commercial paper that could be issued is $2 billion, or the US dollar equivalent, on a combined basis.
As at June 30, 2021 and December 31, 2020, the Company had total commercial paper borrowings of US$790 million ($979 million) and US$44 million ($56 million), respectively, at a weighted-average interest rate of 0.13% and 0.13%, respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.
The following table provides a summary of cash flows associated with the issuance and repayment of commercial paper for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30		Six months ended June 30
In millions	2021	2020	2021	2020
Commercial paper with maturities less than 90 days
Issuance	$2,058	$1,161	$3,295	$2,819
Repayment	(1,293)	(1,716)	(2,486)	(3,228)
Change in commercial paper with maturities less than 90 days, net	$765	$(555)	$809	$(409)
Commercial paper with maturities of 90 days or greater
Issuance	$138	$88	$138	$667
Repayment	—	(516)	(31)	(937)
Change in commercial paper with maturities of 90 days or greater, net	$138	$(428)	$107	$(270)
Change in commercial paper, net	$903	$(983)	$916	$(679)

20 CN | 2021 Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements
Accounts receivable securitization program
The Company has an agreement, expiring on February 1, 2023, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million.
As at June 30, 2021, and December 31, 2020 the Company had no borrowings under the accounts receivable securitization program and there were no activities for the six months ended June 30, 2021.

Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 31, 2021, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2024. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.
As at June 30, 2021, the Company had outstanding letters of credit of $419 million ($421 million as at December 31, 2020) under the committed facilities from a total available amount of $488 million ($492 million as at December 31, 2020) and $165 million ($165 million as at December 31, 2020) under the uncommitted facilities.
As at June 30, 2021, included in Restricted cash and cash equivalents was $418 million ($424 million as at December 31, 2020) and $100 million ($100 million as at December 31, 2020) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. After pausing its share repurchases at the end of March 2020 due to the economic circumstances resulting from the COVID-19 pandemic, the Company resumed its share repurchases in the first quarter of 2021 under the current NCIB. The current NCIB allows the Company to repurchase up to 14.0 million common shares between February 1, 2021 and January 31, 2022. As at June 30, 2021, the Company had repurchased 2.9 million common shares for $414 million under its current NCIB.
The Company repurchased 2.0 million common shares under its previous NCIB effective between February 1, 2020 and January 31, 2021, which allowed for the repurchase of up to 16.0 million common shares.
In connection with the proposal to combine with KCS, the Company suspended share repurchases.
The following table provides the information related to the share repurchases for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2021	2020	2021	2020
Number of common shares repurchased	0.8	—	2.9	3.3
Weighted-average price per share (1)	$143.80	$—	$141.61	$116.97
Amount of repurchase (1)	$123	$—	$414	$379
(1)Includes brokerage fees.

Share Trusts
The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase CN common shares on the open market, which are used to deliver common shares under the Share Units Plan and the Employee Share Investment Plan (ESIP) (see Note 12 – Stock-based compensation). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to participants of the Share Units Plan or the ESIP. Additional information relating to Share Trusts is provided in Note 18 – Share capital to the Company's 2020 Annual Consolidated Financial Statements.

CN | 2021 Quarterly Review – Second Quarter 21

Notes to Unaudited Consolidated Financial Statements
10 – Other current assets

The following table provides a breakdown of Other current assets as at June 30, 2021 and December 31, 2020:

	June 30	December 31
In millions	2021	2020
Assets held for sale (Note 5)	$260	$90
Prepaid expenses	147	148
Income taxes receivable	28	85
Other	100	42
Total other current assets	$535	$365

11 – Leases

The Company engages in short and long-term leases for rolling stock including locomotives and freight cars, equipment, real estate and service contracts that contain embedded leases.
The following table provides the Company’s lease costs for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30		Six months ended June 30
In millions	2021	2020	2021	2020
Finance lease cost
Amortization of right-of-use assets	$4	$4	$7	$7
Interest on lease liabilities	—	1	1	2
Total finance lease cost	4	5	8	9
Operating lease cost	33	36	63	71
Short-term lease cost	5	13	14	24
Variable lease cost (1)	14	16	28	30
Total lease cost (2)	$56	$70	$113	$134
(1)Mainly relates to leases of trucks for the Company's freight delivery service contracts.
(2)Includes lease costs from purchased services and material and equipment rents in the Consolidated Statements of Income.

The following table provides the Company's lease right-of-use assets and lease liabilities, and their classification on the Consolidated Balance Sheets as at June 30, 2021 and December 31, 2020:

		June 30	December 31
In millions	Classification	2021	2020
Lease right-of-use assets
Finance leases	Properties	$464	$477
Operating leases	Operating lease right-of-use assets	395	435
Total lease right-of-use assets		$859	$912
Lease liabilities
Current
Finance leases	Current portion of long-term debt	$60	$70
Operating leases	Accounts payable and other	95	107
Noncurrent
Finance leases	Long-term debt	3	4
Operating leases	Operating lease liabilities	284	311
Total lease liabilities		$442	$492
22 CN | 2021 Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements
The following table provides the remaining lease terms and discount rates for the Company's leases as at June 30, 2021 and December 31, 2020:

	June 30	December 31
	2021	2020
Weighted-average remaining lease term (years)
Finance leases	0.4	0.8
Operating leases	6.8	6.8
Weighted-average discount rate (%)
Finance leases	2.79	3.10
Operating leases	2.71	2.79

The following table provides additional information for the Company's leases for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30		Six months ended June 30
In millions	2021	2020	2021	2020
Cash paid for amounts included in the measurement of lease liabilities
Operating cash outflows from operating leases	$32	$38	$62	$75
Operating cash outflows from finance leases	$—	$1	$1	$2
Financing cash outflows from finance leases	$7	$19	$9	$28
Right-of-use assets obtained in exchange for lease liabilities
Operating lease	$24	$2	$25	$11
Finance lease	$—	$—	$—	$—

The following table provides the maturities of lease liabilities for the next five years and thereafter as at June 30, 2021:

In millions	Finance leases	Operating leases (1)
2021	$61	$56
2022	1	87
2023	—	66
2024	—	45
2025	—	38
2026 and thereafter	2	127
Total lease payments	64	419
Less: Imputed interest	1	40
Present value of lease payments	$63	$379
(1)Includes $70 million related to renewal options that are reasonably certain to be exercised.

CN | 2021 Quarterly Review – Second Quarter 23

Notes to Unaudited Consolidated Financial Statements
12 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided in Note 19 – Stock-based compensation to the Company's 2020 Annual Consolidated Financial Statements.
The following table provides the Company’s total stock-based compensation expense for awards under all plans, as well as the related tax benefit and excess tax benefit recognized in income, for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30		Six months ended June 30
In millions	2021	2020	2021	2020
Share Units Plan (1)	$8	$(5)	$21	$(1)
Voluntary Incentive Deferral Plan (VIDP) (2)	(1)	2	—	1
Stock option awards	3	3	6	6
Employee Share Investment Plan (ESIP)	5	6	9	13
Total stock-based compensation expense	$15	$6	$36	$19
Income tax impacts of stock-based compensation
Tax benefit recognized in income	$3	$1	$8	$4
Excess tax benefit recognized in income	$—	$1	$9	$14
(1)Performance share unit (PSU) awards are granted under the Share Units Plan.
(2)Deferred share unit (DSU) awards are granted under the Voluntary Incentive Deferral Plan.

Share Units Plan
The following table provides a summary of the activity related to PSU awards for the six months ended June 30, 2021:

	Equity settled
	PSUs-ROIC (1)		PSUs-TSR (2)
	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value
	In millions		In millions
Outstanding at December 31, 2020	0.9	$65.06	0.3	$131.57
Granted	0.2	$64.50	0.2	$148.02
Settled (3)	(0.3)	$51.28	(0.1)	$105.26
Forfeited	—	$68.54	—	$143.26
Outstanding at June 30, 2021	0.8	$69.81	0.4	$144.43
(1)The grant date fair value of equity settled PSUs-ROIC granted in 2021 of $17 million is calculated using a lattice-based valuation model. As at June 30, 2021, total unrecognized compensation cost related to all outstanding awards was $20 million and is expected to be recognized over a weighted-average period of 1.8 years.
(2)The grant date fair value of equity settled PSUs-TSR granted in 2021 of $20 million is calculated using a Monte Carlo simulation model. As at June 30, 2021, total unrecognized compensation cost related to all outstanding awards was $22 million and is expected to be recognized over a weighted-average period of 1.9 years.
(3)Equity settled PSUs-ROIC granted in 2018 met the minimum share price condition for settlement and attained a performance vesting factor of 111%. Equity settled PSUs-TSR granted in 2018 attained a performance vesting factor of 99%. In the first quarter of 2021, these awards were settled, net of the remittance of the participants' withholding tax obligation of $27 million, by way of disbursement from the Share Trusts of 0.2 million common shares.
24 CN | 2021 Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements

Voluntary Incentive Deferral Plan
The following table provides a summary of the activity related to DSU awards for the six months ended June 30, 2021:

	Equity settled		Cash settled
	DSUs (1)		DSUs (2)
	Units	Weighted-average grant date fair value	Units
	In millions		In millions
Outstanding at December 31, 2020	0.6	$83.47	0.1
Granted	—	$137.85	—
Settled	—	$86.95	—
Outstanding at June 30, 2021 (3)	0.6	$86.43	0.1
(1)The grant date fair value of equity settled DSUs granted is calculated using the Company's stock price on the grant date. As at June 30, 2021, the aggregate intrinsic value of all equity settled DSUs outstanding amounted to $75 million.
(2)The fair value of cash settled DSUs as at June 30, 2021 is based on the intrinsic value. As at June 30, 2021, the liability for all cash settled DSUs was $13 million ($14 million as at December 31, 2020). The closing stock price used to determine the liability was $130.79.
(3)The total fair value of equity settled DSU awards vested, the number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period for cash and equity settled DSUs have not been quantified as they relate to a minimal number of units.

Stock option awards
The following table provides the activity of stock option awards for options outstanding and the weighted-average exercise price for the six months ended June 30, 2021:

	Options outstanding
	Number of options	Weighted-average exercise price
	In millions
Outstanding at December 31, 2020 (1)	3.6	$97.15
Granted (2)	0.7	$133.17
Exercised	(0.3)	$83.38
Forfeited	—	$120.78
Outstanding at June 30, 2021 (1) (2) (3)	4.0	$102.42
Exercisable at June 30, 2021 (1) (3)	2.2	$87.77
(1)Stock options with a US dollar exercise price have been translated into Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
(2)The grant date fair value of options granted in 2021 of $14 million ($20.38 per option) is calculated using the Black-Scholes option-pricing model. As at June 30, 2021, total unrecognized compensation cost related to all outstanding awards was $18 million and is expected to be recognized over a weighted-average period of 2.7 years.
(3)The weighted-average term to expiration of options outstanding was 6.9 years and the weighted-average term to expiration of exercisable stock options was 5.5 years. As at June 30, 2021, the aggregate intrinsic value of in-the-money stock options outstanding amounted to $115 million and the aggregate intrinsic value of stock options exercisable amounted to $93 million.

Employee Share Investment Plan
The following table provides a summary of the activity related to the ESIP for the six months ended June 30, 2021:

	ESIP
	Number of shares	Weighted-average share price
	In millions
Unvested contributions, December 31, 2020	0.2	$122.07
Company contributions	0.1	$138.26
Forfeited	—	$136.00
Vested (1)	(0.1)	$115.86
Unvested contributions, June 30, 2021 (2)	0.2	$138.28
(1)As at June 30, 2021 the total fair value of units purchased with Company contributions that vested was $11 million.
(2)As at June 30, 2021, total unrecognized compensation cost related to all outstanding awards was $13 million and is expected to be recognized over the next twelve months.

CN | 2021 Quarterly Review – Second Quarter 25

Notes to Unaudited Consolidated Financial Statements
13 – Accumulated other comprehensive loss

The following tables present the changes in accumulated other comprehensive loss by component for the three and six months ended June 30, 2021 and 2020:

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense) (1)		Total net of tax
Balance at March 31, 2021	$(436)	$(4,089)	$(4,525)		$1,035		$(3,490)
Other comprehensive income (loss) before reclassifications:
Foreign exchange loss on translation of net investment in foreign operations	(171)		(171)		—		(171)
Foreign exchange gain on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations (2)	90		90		(12)		78
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss		73	73	(3)	(19)	(4)	54
Amortization of prior service cost		—	—	(3)	—	(4)	—
Other comprehensive income (loss)	(81)	73	(8)		(31)		(39)
Balance at June 30, 2021	$(517)	$(4,016)	$(4,533)		$1,004		$(3,529)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense) (1)		Total net of tax
Balance at December 31, 2020	$(379)	$(4,161)	$(4,540)		$1,068		$(3,472)
Other comprehensive income (loss) before reclassifications:
Foreign exchange loss on translation of net investment in foreign operations	(337)		(337)		—		(337)
Foreign exchange gain on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations (2)	199		199		(26)		173
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss		145	145	(3)	(38)	(4)	107
Amortization of prior service cost		—	—	(3)	—	(4)	—
Other comprehensive income (loss)	(138)	145	7		(64)		(57)
Balance at June 30, 2021	$(517)	$(4,016)	$(4,533)		$1,004		$(3,529)
26 CN | 2021 Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense) (1)		Total net of tax
Balance at March 31, 2020	$155	$(4,259)	$(4,104)		$1,203		$(2,901)
Other comprehensive income (loss) before reclassifications:
Foreign exchange loss on translation of net investment in foreign operations	(508)		(508)		—		(508)
Foreign exchange gain on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations (2)	304		304		(40)		264
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss		59	59	(3)	(15)	(4)	44
Amortization of prior service cost		—	—	(3)	—	(4)	—
Other comprehensive income (loss)	(204)	59	(145)		(55)		(200)
Balance at June 30, 2020	$(49)	$(4,200)	$(4,249)		$1,148		$(3,101)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense) (1)		Total net of tax
Balance at December 31, 2019	$(297)	$(4,321)	$(4,618)		$1,135		$(3,483)
Other comprehensive income (loss) before reclassifications:
Foreign exchange gain on translation of net investment in foreign operations	590		590		—		590
Foreign exchange loss on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations (2)	(342)		(342)		45		(297)
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss		120	120	(3)	(32)	(4)	88
Amortization of prior service cost		1	1	(3)	—	(4)	1
Other comprehensive income	248	121	369		13		382
Balance at June 30, 2020	$(49)	$(4,200)	$(4,249)		$1,148		$(3,101)
(1)The Company releases stranded tax effects from Accumulated other comprehensive loss to Net income upon the liquidation or termination of the related item.
(2)The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes the volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.
(3)Reclassified to Other components of net periodic benefit income in the Consolidated Statements of Income and included in net periodic benefit cost. See Note 6 - Pensions and other postretirement benefits.
(4)Included in Income tax expense in the Consolidated Statements of Income.

CN | 2021 Quarterly Review – Second Quarter 27

Notes to Unaudited Consolidated Financial Statements
14 – Major commitments and contingencies

Purchase commitments
As at June 30, 2021, the Company had fixed and variable commitments to purchase information technology services and licenses, locomotives, wheels, rail, engineering services, railroad cars, rail ties as well as other equipment and services with a total estimated cost of $1,482 million. Costs of variable commitments were estimated using forecasted prices and volumes.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.
As at June 30, 2021, the Company had aggregate reserves for personal injury and other claims of $337 million, of which $80 million was recorded as a current liability ($347 million as at December 31, 2020, of which $109 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending as at June 30, 2021, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters
A description of the Company's environmental matters is provided in Note 21 – Major commitments and contingencies to the Company's 2020 Annual Consolidated Financial Statements.
The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.
As at June 30, 2021, the Company had aggregate accruals for environmental costs of $58 million, of which $35 million was recorded as a current liability ($59 million as at December 31, 2020, of which $46 million was recorded as a current liability).
The Company anticipates that the majority of the liability at June 30, 2021 will be paid out over the next five years. Based on the information currently available, the Company considers its accruals to be adequate.

Guarantees and indemnifications
A description of the Company's guarantees and indemnifications is provided in Note 21 – Major commitments and contingencies to the Company's 2020 Annual Consolidated Financial Statements.
As at June 30, 2021, the Company had outstanding letters of credit of $419 million ($421 million as at December 31, 2020) under the committed bilateral letter of credit facilities and $165 million ($165 million as at December 31, 2020) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $146 million ($168 million as at December 31, 2020), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations.
As at June 30, 2021, the maximum potential liability under these guarantee instruments was $730 million ($754 million as at December 31, 2020), of which $687 million ($688 million as at December 31, 2020) related to other employee benefit liabilities and workers' compensation and $43 million ($66 million as at December 31, 2020) related to other liabilities. The guarantee instruments expire at various dates between 2021 and 2025.
As at June 30, 2021, the Company had not recorded a liability with respect to guarantees and indemnifications as the Company did not expect to make any payments under its guarantees and indemnifications.

28 CN | 2021 Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements
15 – Financial instruments

Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes. As at June 30, 2021, the Company had outstanding foreign exchange forward contracts with a notional value of US$816 million (US$397 million as at December 31, 2020). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur.
For the three and six months ended June 30, 2021, the Company recorded losses of $13 million and $26 million, respectively, related to foreign exchange forward contracts compared to a loss of $60 million and a gain of $66 million, respectively, for the same periods in 2020. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.
As at June 30, 2021, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $12 and $11 million, respectively ($nil and $18 million, respectively, as at December 31, 2020).

Fair value of financial instruments
The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable:
•Level 1: Inputs are quoted prices for identical instruments in active markets
•Level 2: Significant inputs (other than quoted prices included in Level 1) are observable
•Level 3: Significant inputs are unobservable
The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.
The carrying amounts of Accounts receivable, Other current assets and Accounts payable and other approximate fair value due to their short maturity, unless otherwise specified. The fair value of derivative financial instruments, included in Other current assets and Accounts payable and other is classified as Level 2 and is used to manage the Company's exposure to foreign currency risk. The fair value is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.
The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at June 30, 2021, the Company's debt, excluding finance leases, had a carrying amount of $13,656 million ($12,832 million as at December 31, 2020) and a fair value of $15,470 million ($16,046 million as at December 31, 2020).

CN | 2021 Quarterly Review – Second Quarter 29